UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

Salix Pharmaceuticals, Ltd.

(Name of Subject Company (Issuer))

Sun Merger Sub, Inc.

a wholly owned subsidiary of

Valeant Pharmaceuticals International

a wholly owned subsidiary of

Valeant Pharmaceuticals International, Inc.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001

(Title of Class of Securities)

795435106

(CUSIP Number of Class of Securities)

Robert Chai-Onn

Valeant Pharmaceuticals International, Inc.

2150 St. Elzéar Blvd. West

Laval, Quebec

Canada H7L 4A8

(514) 744-6792

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Alison S. Ressler

Sarah P. Payne

Sullivan & Cromwell LLP

1888 Century Park East, Suite 2100

Los Angeles, CA 90067

(310) 712-6600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$10,383,457,114	$1,206,557.72

*	Estimated solely for purposes of calculating the filing fee. The transaction value calculation does not take into account the effect of any cash received or deemed received by Salix Pharmaceuticals, Ltd. (“Salix”) in connection with the exercise of any outstanding equity awards. The transaction value was determined by multiplying (a) $158.00, the tender offer price, by (b) the sum of (i) 64,248,604, the number of issued and outstanding shares of Salix common stock, (ii) 105,199, the number of shares of Salix common stock subject to issuance pursuant to options to purchase shares of Salix common stock, and (iii) 1,361,497, the number of restricted shares of Salix common stock. This calculation excludes 11,367,710 shares of Salix common stock issuable upon the conversion of all of Salix’s outstanding convertible notes (taking into account Salix’s irrevocable election to settle the principal amount of all converted notes in cash) as the outstanding convertible notes are not issuable prior to the currently anticipated expiration date of midnight on April 1, 2015 and are expected to be settled in cash. If the offer is extended, the transaction value may be adjusted accordingly for purposes of calculating the amount of the filing fee.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the transaction value by 0.0001162.

☒	Check box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,440,185.01	Filing Party: Valeant Pharmaceuticals International, Inc.
Form or Registration No.: S-4	Date Filed: June 18, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on March 4, 2015 (together with any amendments and supplements thereto, the “Schedule TO”), which relates to the offer by Sun Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Valeant Pharmaceuticals International, a Delaware corporation (“VPI”) and a wholly owned subsidiary of Valeant Pharmaceuticals International, Inc., a British Columbia corporation (“Valeant”), to purchase all of the shares of common stock, par value $0.001 per share (the “Shares”), of Salix Pharmaceuticals, Ltd., a Delaware corporation (“Salix”), that are issued and outstanding at a price of $158.00 per Share net to the holder in cash, without interest and subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated March 4, 2015 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

All information contained in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is hereby incorporated herein by reference in response to Items 1 through 9 and Item 11 in the Schedule TO.

This Amendment is being filed to amend and supplement Item 11 as reflected below and to amend and supplement Item 12 with an additional exhibit.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

On March 11, 2015, Valeant issued a press release relating to the unsolicited offer by Endo International plc to acquire Salix. The foregoing description of the press release is qualified in its entirety by reference to the full text of the press release, a copy of which is filed as Exhibit (a)(5)(vii) to the Schedule TO and incorporated herein by reference.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(vii)	Press Release issued by Valeant, dated March 11, 2015.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule TO is true, complete and correct.

Dated: March 12, 2015

SUN MERGER SUB, INC.

By:	/s/ Robert R. Chai-Onn
	Name:	Robert R. Chai-Onn
	Title:	Executive Vice President, General Counsel and Secretary

VALEANT PHARMACEUTICALS INTERNATIONAL

By:	/s/ Robert R. Chai-Onn
	Name:	Robert R. Chai-Onn
	Title:	Executive Vice President, General Counsel and Secretary

VALEANT PHARMACEUTICALS INTERNATIONAL, INC.

By:	/s/ Robert R. Chai-Onn
	Name:	Robert R. Chai-Onn
	Title:	Executive Vice President, General Counsel and Chief Legal Officer, Head of Corporate and Business Development

EXHIBIT INDEX

Index No.

(a)(1)(i)	Offer to Purchase dated March 4, 2015.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Summary Advertisement as published in The New York Times on March 4, 2015.*

(a)(5)(i)	Joint Press Release issued by Valeant and Salix, dated February 23, 2015 (incorporated by reference to Exhibit 99.1 of the Tender Offer Statement on Schedule TO-C filed by Valeant on February 23, 2015).

(a)(5)(ii)	Earnings Press Release issued by Valeant on February 23, 2015 (incorporated by reference to Exhibit 99.1 of the Tender Offer Statement on Schedule TO-C filed by Valeant on February 23, 2015).

(a)(5)(iii)	Investor presentation by Valeant, dated February 23, 2015 (incorporated by reference to Exhibit 99.1 of the Tender Offer Statement on Schedule TO-C filed by Valeant on February 23, 2015).

(a)(5)(iv)	Email sent to employees of Valeant on February 22, 2015 (incorporated by reference to Exhibit 99.2 of the Tender Offer Statement on Schedule TO-C filed by Valeant on February 23, 2015).

(a)(5)(v)	Email sent to employees of Salix on February 22, 2015 (incorporated by reference to Exhibit 99.3 of the Tender Offer Statement on Schedule TO-C filed by Valeant on February 23, 2015).

(a)(5)(vi)	Transcript from Investor Presentation, dated February 23, 2015 (incorporated by reference to Exhibit 99.1 of the Tender Offer Statement on Schedule TO-C filed by Valeant on February 24, 2015).

(a)(5)(vii)	Press Release issued by Valeant, dated March 11, 2015.

(b)(1)	Third Amended and Restated Credit and Guaranty Agreement, dated as of February 13, 2012, among Valeant, certain subsidiaries of Valeant as guarantors, each of the lenders named therein, J.P. Morgan Securities LLC, Goldman Sachs Lending Partners LLC (“GSLP”) and Morgan Stanley Senior Funding, Inc. (“Morgan Stanley”), as Joint Lead Arrangers and Joint Bookrunners, JPMorgan Chase Bank, N.A. (“JPMorgan”) and Morgan Stanley, as Co-Syndication Agents, JPMorgan, as Issuing Bank, GSLP, as Administrative Agent and Collateral Agent, and the other agents party thereto (the “Third Amended and Restated Credit and Guaranty Agreement of Valeant Pharmaceuticals International, Inc.”) (incorporated by reference to Exhibit 10.1 to Valeant’s Current Report on Form 8-K filed on February 17, 2012).

(b)(2)	Amendment No. 1, dated March 6, 2012, to the Third Amended and Restated Credit and Guaranty Agreement of Valeant (incorporated by reference to Exhibit 10.1 to Valeant’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2012 filed on November 5, 2012).

(b)(3)	Amendment No. 2, dated September 10, 2012, to the Third Amended and Restated Credit and Guaranty Agreement of Valeant (incorporated by reference to Exhibit 10.2 to Valeant’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2012 filed on November 5, 2012),

(b)(4)	Amendment No. 3, dated January 24, 2013, to the Third Amended and Restated Credit and Guaranty Agreement of Valeant (incorporated by reference to Exhibit 10.25 to Valeant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 filed on February 28, 2013).

(b)(5)	Amendment No. 4, dated February 21, 2013, to the Third Amended and Restated Credit and Guaranty Agreement of Valeant (incorporated by reference to Exhibit 10.26 to Valeant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 filed on February 28, 2013).

(b)(6)	Amendment No. 5, dated as of June 6, 2013, to the Third Amended and Restated Credit and Guaranty Agreement of Valeant (incorporated by reference to Exhibit 10.3 to Valeant’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2013 filed on August 7, 2013).

Index No.

(b)(7)	Amendment No. 6, dated June 26, 2013, to the Third Amended and Restated Credit and Guaranty Agreement of Valeant (incorporated by reference to Exhibit 10.4 to Valeant’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2013 filed on August 7, 2013).

(b)(8)	Amendment No. 7, dated September 17, 2013, to the Third Amended and Restated Credit and Guaranty Agreement of Valeant (incorporated by reference to Exhibit 10.3 to Valeant’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2013 filed on November 1, 2013).

(b)(9)	Amendment No. 8, dated December 20, 2013, to the Third Amended and Restated Credit and Guaranty Agreement of Valeant (incorporated by reference to Exhibit 10.28 to Valeant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 filed on February 28, 2014).

(b)(10)	Successor Agent Agreement and Amendment No. 9 to the Third Amended and Restated Credit and Guaranty Agreement of Valeant, dated as of January 8, 2015, by and among Valeant, certain subsidiaries of Valeant as guarantors, each of the lenders named therein, Barclays Bank PLC, as the successor agent, and GSLP (incorporated by reference to Exhibit 10.31 to Valeant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 filed on February 27, 2015)

(b)(11)	Joinder Agreement, dated June 14, 2012, to the Third Amended and Restated Credit and Guaranty Agreement of Valeant (incorporated by reference to Exhibit 10.1 to Valeant’s Current Report on Form 8-K filed on June 15, 2012).

(b)(12)	Joinder Agreement, dated July 9, 2012, to the Third Amended and Restated Credit and Guaranty Agreement of Valeant (incorporated by reference to Exhibit 10.2 to Valeant’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2012 filed on August 3, 2012).

(b)(13)	Joinder Agreement, dated as of September 11, 2012, to the Third Amended and Restated Credit and Guaranty Agreement of Valeant (incorporated by reference to Exhibit 10.3 to Valeant’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2012 filed on November 5, 2012).

(b)(14)	Joinder Agreement, dated as of October 2, 2012, to the Third Amended and Restated Credit and Guaranty Agreement of Valeant (incorporated by reference to Exhibit 10.1 to Valeant’s Current Report on Form 8-K filed on October 9, 2012).

(b)(15)	Joinder Agreement, dated as of December 11, 2012, to the Third Amended and Restated Credit and Guaranty Agreement of Valeant (incorporated by reference to Exhibit 10.31 to Valeant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 filed on February 28, 2013).

(b)(16)	Joinder Agreement dated August 5, 2013 to the Third Amended and Restated Credit and Guaranty Agreement of Valeant, relating to the Series A-2 Tranche A Term Loans (incorporated by reference to Exhibit 10.5 to Valeant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2013 filed on August 7, 2013).

(b)(17)	Joinder Agreement dated August 5, 2013 to the Third Amended and Restated Credit and Guaranty Agreement of Valeant, relating to the Series E Tranche B Term Loans (incorporated by reference to Exhibit 10.6 to Valeant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2013 filed on August 7, 2013).

(b)(18)	Joinder Agreement dated February 6, 2014 to the Third Amended and Restated Credit and Guaranty Agreement of Valeant, relating to the Additional Series A-3 Tranche A Term Loan Commitment (incorporated by reference to Exhibit 10.36 to Valeant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 filed on February 28, 2014).

(b)(19)	Joinder Agreement dated February 6, 2014 to the Third Amended and Restated Credit and Guaranty Agreement of Valeant, relating to the Series E-1 Tranche B Term Loan Commitment (incorporated by reference to Exhibit 10.37 to Valeant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 filed on February 28, 2014).

(b)(20)	Joinder Agreement dated January 22, 2015 to the Third Amended and Restated Credit and Guaranty Agreement of Valeant, relating to the New Revolving Loan Commitment (incorporated by reference to Exhibit 10.41 to Valeant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 filed on February 27, 2015).

(b)(21)	Joinder Agreement dated January 22, 2015 to the Third Amended and Restated Credit and Guaranty Agreement of Valeant, relating to the Additional Series A-3 Tranche A Term Loan Commitment (incorporated by reference to Exhibit 10.42 to Valeant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 filed on February 27, 2015).

Index No.

(b)(22)	Commitment Letter, dated as of February 20, 2015, among Valeant, VPI, Deutsche Bank AG New York Branch, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., HSBC Bank USA, National Association, HSBC Bank Canada, The Hongkong and Shanghai Banking Corporation Limited, HSBC Securities (USA) Inc., The Bank of Tokyo-Mitsubishi UFJ, Ltd., DNB Capital LLC, DNB Markets, Inc., SunTrust Bank and SunTrust Robinson Humphrey, Inc. (incorporated by reference to Exhibit 10.1 to Valeant’s Current Report on Form 8-K filed on February 23, 2015).

(b)(23)	Amendment No. 10, dated March 5, 2015, to the Third Amended and Restated Credit and Guaranty Agreement of Valeant.*

(b)(24)	Amended and Restated Commitment Letter, dated as of March 8, 2015, among Valeant, VPI, Deutsche Bank AG New York Branch, Deutsche Bank AG Cayman Island Branch, Deutsche Bank Securities Inc., HSBC Bank USA, National Association, HSBC Bank Canada, The Hongkong and Shanghai Banking Corporation Limited, HSBC Securities (USA) Inc., The Bank of Tokyo-Mitsubishi UFJ, Ltd., DNB Capital LLC, DNB Markets, Inc., SunTrust Bank, SunTrust Robinson Humphrey, Inc., Barclays Bank PLC, Morgan Stanley Senior Funding, Inc., Royal Bank of Canada, RBC Capital Markets and Citigroup Global Markets Inc.*

(d)(1)	Agreement and Plan of Merger, dated as of February 20, 2015, by and among Salix, VPI, Purchaser and, solely for purposes of providing a guarantee of VPI’s and Purchaser’s obligations, Valeant (incorporated by reference to Exhibit 2.1 to Salix’s Current Report on Form 8-K filed on February 23, 2015).

(d)(2)	Confidentiality Agreement, dated January 20, 2015, between Valeant and Salix.*

(d)(3)	Amendment, dated February 6, 2015, to Confidentiality Agreement, dated January 20, 2015, between Valeant and Salix.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.